

August 2, 2013

<u>Via E-mail</u>
David West Griffin
Chief Financial Officer
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street
P.O. Box HM 1179
Hamilton HM EX, Bermuda

**Re: Energy XXI (Bermuda) Limited
          Form 10-K for Fiscal Year Ended June 30, 2012
          Filed August 9, 2012
          File No. 001-33628**

Dear Mr. Griffin:

    We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Ethan Horowitz

                                    Ethan Horowitz
                                    Accounting Branch Chief